Exhibit 34.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
Washington Mutual Bank

We have examined Washington Mutual Mortgage Securities Corp.’s (“WMMSC”), a wholly owned subsidiary of Washington Mutual Bank and subsidiaries, compliance with the servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s (“SEC”) Regulation AB for the securitizations of pools of mortgage loans that were completed on or after January 1, 2006, and prior to January 1, 2007 for which WMMSC performed servicing functions set forth in Item 1122(d) and that included one or more classes of publicly offered securities registered with the SEC pursuant to the Securities Act of 1933 (the “Platform”) described in the accompanying Servicer’s Report on Assessment of Compliance as of and for the year ended December 31, 2006, excluding criteria 1122 (d)(1)(iii), 1122 (d)(2)(i), 1122 (d)(2)(iii)-(iv), 1122 (d)(2)(vi), 1122 (d)(3)(i)(C), 1122 (d)(4)(i)-(iv), and 1122 (d)(4)(vi)-(xv), which management has determined are not applicable to the activities performed by WMMSC with respect to the Platform. Management is responsible for WMMSC’s compliance with the servicing criteria. Our responsibility is to express an opinion on WMMSC’s compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about WMMSC’s compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether WMMSC performed those selected activities in compliance with the servicing criteria during the specified period and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by WMMSC during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each specific asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by WMMSC during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on WMMSC’s compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with 1122 (d)(2)(vii)(B) applicable to WMMSC during the year ended December 31, 2006. Two of twelve bank statement reconciliations examined were not prepared within 30 calendar days after the bank statement cutoff date; however, they were prepared within 30 calendar days after month end, which is 32 calendar days after the bank statement cutoff date.

In our opinion, except for the material noncompliance described in the preceding paragraph, WMMSC complied, in all material respects, with the aforementioned applicable servicing criteria as of and for the year ended December 31, 2006 for the Platform, in all material respects.

/s/ Deloitte & Touche LLP

Seattle, Washington
February 22, 2007